

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. John A. Feenan
Chief Financial Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

> **RE: Trinseo S.A.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **File No. 1-36473**

Dear Mr. Feenan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Melissa N. Rocha

                                        Melissa N. Rocha
                                        Senior Assistant Chief Accountant
                                        Office of Manufacturing and
                                        Construction